FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated November 11, 2008 announcing that the increase in the share capital of Banco Santander, S.A. has been registered with the Spanish Securities Market Commission (“CNMV”)

Item 1
MATERIAL FACT ANNOUNCEMENT
Banco Santander, S.A. (“Banco Santander”) announces that on the date hereof the share securities note of the share capital increase with pre-emptive rights in a total amount of 7,194,653,460 euros, by means of the issuance of 1,598,811,880 ordinary shares announced in the material fact announcement published on November 10, 2008, has been registered in the official registries of the Spanish Securities Market Commission (“CNMV”). The share securities note is supplemented by the registration document of Banco Santander registered in the official registries of the CNMV on 29 October 2008. The terms and conditions of the capital increase and the procedure for the subscription for new shares in Spain, the United Kingdom, Portugal and Italy are set forth in the referred share securities note, which, alongside the registration document of Banco Santander, is available at the web pages of the CNMV (www.cnmv.es) and of the Bank (www.santander.com).
Boadilla del Monte (Madrid), November 11, 2008
This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of Banco Santander or purchase any pre-emptive subscription rights referred to in this announcement except on the basis of the information contained in the prospectus.
This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the preemptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those puposes have been met.
Neither the content of the Banco Santander website nor any website accessible by hyperlinks on the Banco Santander website is incorporated in, or forms part of, this announcement.
The distribution of this announcement and/or the prospectus and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain, the United Kingdom, Italy and Portugal may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not an offer of securities for sale in the United States. The new shares and preemptive subscription rights may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of such new shares and preemptive subscription rights to be made in the United States will be made by means of a prospectus that may be obtained from Banco Santander and from the U.S. Securities and Exchange Commission’s website at www.sec.gov and that will contain detailed information about Banco Santander and its management, as well as financial statements. Banco Santander intends to register the proposed offering in the United States.
Authorisation for the public offering of the new Banco Santander shares and their admission to trading in the Buenos Aires stock exchange shall be requested to the Argentine National Securities Commission. Once such authorisation is granted, a Subscription Announcement will be published in Argentina setting forth the procedure and term for the subscription for new shares in Argentina. The capital increase to which this announcement refers and the Argentine offering will have the same terms and conditions, save as otherwise provided in the relevant Subscription Announcement.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: November 12, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President